                                                   Registration No. 0-28894

                                       FORM 8-A



                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934




                             ACCESS ANYTIME BANCORP, INC.
                (exact name of registrant as specified in its charter)



            DELAWARE                                  85-0444597
    (State of incorporation             (I.R.S. Employer Identification No.)
        or organization)



                   801 PILE
              CLOVIS, NEW MEXICO                      88102-1569
    (Address of principal executive offices)          (Zip Code)



          Securities to be registered pursuant to Section 12(b) of the Act:

                                     NONE


      Securities to be registered pursuant to Section 12(g) of the Act:


    Title of each class                   Name of each exchange on which
    to be so registered                   each class is to be registered


COMMON STOCK,                                 NASDAQ SMALL CAP MARKET
PAR VALUE $.01 PER SHARE




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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

The Certificate of Incorporation of Access Anytime Bancorp, Inc. (the "Company") authorizes the issuance of capital stock consisting of 6,000,000 shares of common stock, par value $0.01 per share ("Common Stock"), and 4,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). There are 1,000 shares of Common Stock currently issued and outstanding, all of which are owned by First Savings Bank, F.S.B. (the
"Bank").   On the effective date of the merger (the "Merger") of the Bank with and into New First Savings Bank, F.S.B., a wholly-owned subsidiary of the Company, which is expected to occur promptly after the approval of the Merger by the stockholders of the Bank at the special meeting of such stockholders on October 18, 1996, such shares will be redeemed and retired, and there will be 732,198 shares of Common Stock outstanding as a result of the exchange of shares of Common Stock for shares of common stock of the Bank ("Bank Stock"). Because all of the issued and outstanding shares of Common Stock are owned by the Bank, there is currently no established public trading market for the Common Stock.

In the future, the authorized but unissued and unreserved shares of Common Stock and the authorized and unissued shares of Preferred Stock will be available for issuance for general corporate purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. The Company's Board of Directors may (i) cause the issuance of one or more series of the authorized shares of Preferred Stock, (ii) fix the number of shares constituting any such new series and (iii) fix the dividend rate, terms, conditions, conversion and exchange rights, redemption rights (including sinking fund provisions), liquidation preferences and voting rights, if any, of any such new series. Such rights and preferences may be superior to those of Common Stock. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of Common Stock or authorized shares of Preferred Stock would be issued, no stockholder approval will be required for the issuance of those shares.

COMMON STOCK

GENERAL. Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock. Until such time as voting Preferred Stock is issued, if ever, the holders of shares of Common Stock will possess all rights, including exclusive voting rights, pertaining to the capital stock of Company.

DIVIDEND RIGHTS. The holders of Common Stock will be entitled to dividends when, as and if declared by Company's Board of Directors out of funds legally available therefor. The payment of dividends by the Company will depend on the Company's net income, financial condition, regulatory requirements and other factors, including the results of the Bank's operations. The Company has no present intention to pay dividends, but may consider doing so in the future.

VOTING RIGHTS. Each share of Common Stock will entitle the holder thereof to one vote on all matters upon which stockholders have the right to vote. In addition, the Board of Directors of the Company is classified so that approximately one-third of the directors will be elected each year. Stockholders of the Company will be entitled to cumulate their votes for the election of directors. Cumulative voting may allow a minority of the stockholders to elect directors that would not otherwise be possible.

LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock will be entitled to receive, after payment of all debts and liabilities of the Company and subject to the prior rights, if any, of holders of shares of Preferred Stock, all remaining assets of the Company available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as the holder of all shares of Bank Stock, upon consummation of the Merger, would be entitled to receive payment of all assets of the Bank available for distribution in cash or in kind remaining after the payment of all debts and liabilities of the Bank (including all deposits and accrued interest thereon).

PREEMPTIVE RIGHTS; REDEMPTION. Holders of shares of Common Stock will not be entitled to preemptive rights with respect to any shares that may be issued. Common Stock is not subject to call or redemption.

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PREFERRED STOCK

No Preferred Stock is being issued in connection with the Merger and the Board of Directors of the Company has no present plan or intention to issue any Preferred Stock. The Board of Directors may, without action of the stockholders of Company, issue shares of Preferred Stock from time to time in one or more series with chosen designations, preferences, limitations and other rights.

The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate, conditions of payment of dividends, dividend preferences, if any, and whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (ii) whether, and upon what terms, such series would be redeemable and, if so, the redemption price and terms and conditions of redemption; (iii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of Company; (iv) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; (v) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; and (vi) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock.

It is not possible to state the actual effect of the authorization of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific rights of the holders of a series of Preferred Stock. However, such effects might include (a) restrictions on dividends on Common Stock if dividends on Preferred Stock have not been paid;
(b) dilution of the voting power of Common Stock to the extent that Preferred Stock has voting rights; (c) dilution of the equity interest of Common Stock to the extent that Preferred Stock is convertible into Common Stock; or (d) Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of Preferred Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of Company.

DIVIDENDS

Holders of Common Stock are entitled to receive dividends paid out of legally available funds as and when declared by the Company's Board of Directors based upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. The Company is also subject to the requirements of Delaware law regarding the payment of dividends.

For a foreseeable period of time following consummation of the Merger, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank Stock. There are certain statutory and regulatory limitations on the payment of such dividends (and other capital distributions) including Office of Thrift Supervision ("OTS") regulatory capital requirements. In some cases, the OTS may prohibit a dividend payment that meets these requirements on the basis that such a distribution would be an unsafe or unsound practice. Furthermore, the Bank may not pay a dividend if it will cause the institution to become "undercapitalized."

The Bank is subject to an OTS Supervisory Agreement effective as of June 17, 1996 which requires, among other things, that the Bank increase its capital. This agreement will inhibit the payment of dividends by the Bank for the foreseeable future.

The Bank is required to give the OTS thirty days prior notice of the proposed declaration by its directors of any dividend. Any such dividend declared within the thirty day period or without giving such notice shall be invalid and shall confer no rights or benefits on the Company as the sole stockholder of the Bank.

Under the Federal Deposit Insurance Act, an insured bank is prohibited from paying dividends on its capital stock while in default in the payment of any assessment due to the FDIC except in those cases where the amount of the assessment is in dispute and the insured bank has deposited satisfactory security. The Bank is not in default in the payment of any such assessment.

The Bank last paid a stock dividend in 1989 and a cash dividend in 1988. The Company's Board of Directors does not currently intend to declare any cash dividends at any time in the foreseeable future.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

The Delaware General Corporation Law ("DGCL") contains provisions that allow indemnification of the directors, officers and employees of Company and any of its direct or indirect subsidiaries. To be entitled to indemnification, it must be determined that, in general terms, the person acted in good faith and in a manner believed to be in, or not opposed to, the best interests of Company and, with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful. Further, the DGCL provides that to the extent a director, officer or employee is successful on the merits or otherwise in defense of an action, the Company shall indemnify such person against expenses actually and reasonably incurred.

Under the Federal Deposit Insurance Act, as amended, both the Bank and the Company would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer or employee as result of an action or proceeding by a federal banking agency resulting in a civil money penalty or certain other remedies against such person.

STATUTORY BUSINESS COMBINATION PROVISION

Section 203 of the DGCL is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company. In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirement of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203. At the present time, the Board of Directors does not intend to propose any such amendment.

ITEM 2.   EXHIBITS.


         Listed below are the exhibits filed as part of this registration statement:

99.1*    Certificate of Incorporation of the Company.

99.2*    By-laws of the Company.

99.3* Form of Certificate representing the Common Stock, par value $.01 per share, of the Company.

99.4* Form 10-KSB of the Bank for the fiscal year ended December 31, 1995, with all exhibits thereto, as filed with the OTS.

99.5* Annual Report of the Bank for the fiscal year ended December 31, 1995, as filed with the OTS.

99.6* Form 10-QSB of the Bank for the quarterly period ended March 31, 1996, with all exhibits thereto, as filed with the OTS.

99.7* Form 10-QSB of the Bank for the quarterly period ended June 30, 1996, as filed with the OTS.

99.8*    Form 8-K of the Bank dated April 25, 1996, as filed with the OTS.

99.9*    Form 8-K of the Bank dated June 27, 1996, as filed with the OTS.

99.10*   Form 8-K of the Bank dated July 3, 1996, as filed with the OTS.

99.11* Proxy Statement for the Bank relating to the Annual Meeting of Stockholders on April 26, 1996.

99.12* Offering Circular and Proxy Statement for the Bank and the Company relating to the Special Meeting of Stockholders of the Bank to be held on October 18, 1996.

------------------------
*filed herewith

                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ACCESS ANYTIME BANCORP, INC.



                                       By: /s/ Kenneth J. Huey, Jr.
                                           -----------------------------------
                                       Name:   Kenneth J. Huey, Jr.
                                       Title:    President



Date: October 18, 1996

                                  INDEX TO EXHIBITS

99.1*    Certificate of Incorporation of the Company.

99.2*    By-laws of the Company.

99.3* Form of Certificate representing the Common Stock, par value $.01 per share, of the Company.

99.4* Form 10-KSB of the Bank for the fiscal year ended December 31, 1995, with all exhibits thereto, as filed with the OTS.

99.5* Annual Report of the Bank for the fiscal year ended December 31, 1995, as filed with the OTS.

99.6* Form 10-QSB of the Bank for the quarterly period ended March 31, 1996, with all exhibits thereto, as filed with the OTS.

99.7* Form 10-QSB of the Bank for the quarterly period ended June 30, 1996, as filed with the OTS.

99.8*    Form 8-K of the Bank dated April 25, 1996, as filed with the OTS.

99.9*    Form 8-K of the Bank dated June 27, 1996, as filed with the OTS.

99.10*   Form 8-K of the Bank dated July 3, 1996, as filed with the OTS.

99.11* Proxy Statement for the Bank relating to the Annual Meeting of Stockholders on April 26, 1996.

99.12* Offering Circular and Proxy Statement for the Bank and the Company relating to the Special Meeting of Stockholders of the Bank to be held on October 18, 1996.

-------------------
*filed herewith